EXHIBIT 99.1

POET Technologies Joins New Center for Photonics Integration as Founding Member

TORONTO, April 19, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that it has joined the Singapore Hybrid-Integrated Next Generation micro-Electronics (SHINE) Center located in the College of Design and Engineering at the National University of Singapore (NUS).

“The vision for SHINE comes from Professor Aaron Thean, Dean of the College of Design and Engineering, with whom POET has worked for a number of years on certain engineering challenges, and more recently Professor Lim Yeow Kheng, who joined the faculty about two years ago from STATS ChipPAC Pte. Ltd.,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “We are delighted to be a founding member of SHINE, as it brings together equipment and expertise that NUS and companies in the consortium may use, independently and confidentially, to develop advanced processes and manufacturing techniques for hybrid integration of photonics devices. The systems, scientific instruments and engineering staff at NUS complements well our existing operation in Singapore, especially in the area of 2.5D and 3D semiconductor manufacturing. We plan to use the SHINE Center to design and manufacture Optical Interposer-based solutions for several new vertical markets, consistent with the mission of SHINE, including applications in sensing and the Internet of Things (IoT).”

The mission of the SHINE Center is to address fundamental issues arising in IoT microelectronics and to engage industry players during the development cycle, to eventually translate the technology to industry. A strong team formed by top-notch professors across the world from NUS, NTU, University of California Berkeley and Northeastern University, A*STAR Institute of Microelectronics (IME) and DSO National Laboratories (DSO) will be actively involved as research participants. Other members of the Consortium currently include Advanced Micro Foundry (AMF), Applied Materials, Cadence Design System, Continental Automotive and SOITEC. James Lee, Vice President and General Manager of POET’s Singapore subsidiary, has played a key role in the conception of the Consortium and will lead several projects on behalf of the Company. SHINE is expected to have a partnership launch and inaugural technical workshop in June.

About SHINE
SHINE, a National Research Foundation-Future Systems & Technology Directorate (NRF-FSTD) funded heterogeneous integration R&D Centre, working with A*STAR, will develop disruptive material-to-circuit solutions for multi-chip integrated systems. The research center is focused on developing a process and design platform that bridges across multiple size scales; from chip to large-area substrates. Such innovations will translate well to new IoT applications and associated technologies like wearables, smart vehicles, and space technologies. More information about the SHINE Center may be found at https://cde.nus.edu.sg/research/research-centres/singapore-hybrid-integrated-next-generation-electronics-shine-centre-shine/.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s collaboration with third-parties, product launches, product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing of its collaborations with third-parties, completion of its product launches, development efforts, ability to successfully demonstrate its products on time, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its collaborations with third-parties, failure of its products to meet performance requirements, the failure to demonstrate or launch products, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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